COLOSSUS VENTURES, INC.

Suite 2300 – 1066 West Hastings Street
Vancouver, British Columbia, Canada
V6E 3X2

                                                July 17, 2008

VIA EDGAR - FORM RW

United States Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549

Re:   Colossus Ventures, INC.
        Application for Withdrawal of
        Registration Statement on Form SB-2 (File No. 333-120380)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the "Act"), Colossus Ventures, Inc., a Nevada corporation (the "Registrant"), hereby applies for withdrawal of its Registration Statement on Form SB-2, including all exhibits thereto (File No. 333-120380), that was initially filed with the Securities and Exchange Commission (the "Commission") on November 12, 2004, as amended on August 11, 2005 and November 14, 2006 (the "Registration Statement"). The Registrant requests such withdrawal on account of the SEC Staff's letter of November 17, 2006 and their position that the Registration Statement fails in numerous material respects to comply with the requirements of 1933, and the Registrant has elected to withdraw in lieu of amending the Registration Statement.

This will also confirm, on behalf of the Registrant, that the Registration Statement was not declared effective by the SEC, no securities were sold in connection with or pursuant to the Registration Statement and the Registrant has not offered or sold any of its securities in violation of the registration provisions of the Act.

Accordingly, the Registrant hereby respectfully requests that a written order granting the withdrawal of the Registration Statement be issued by the Commission as soon as possible.

Please fax a copy of the written order as soon as it is available to the attention of Mr. Ray Paquette, President, at (604) 684-3451. It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted on the date that it is filed with the Commission unless, within fifteen (15) days after such date, the Registrant receives notice from the Commission that this application will not be granted.

If you have any questions with respect to this matter, please call Mr. Paquette at (604) 684-3301. Thank you for your assistance in this matter.

Yours truly,
Colossus Ventures, Inc.

RAY PAQUETTE

Mr. Ray Paquette   President